Exhibit 99.1

Kornit Digital Reports First Quarter 2026 Results

Total Revenues of $48.5 million, at Top End of Guidance Range

Trailing Twelve-Month Impressions Up Approximately 12% Year Over Year, Driven by
Continued Screen-to-Digital Shift

AIC Revenues Increased Approximately 103% Year Over Year

Delivered Positive Operating Cash Flow for Tenth Consecutive Quarter

Strong Customer Response and Growing Atlas MATRIX Backlog Reinforce Expansion of Digital Production at Scale

Enters Second Quarter with Strengthening Momentum, Improved Visibility and Continued AIC Transition

Rosh-Ha`Ayin, Israel – May 13, 2026 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production, today reported financial results for the first quarter ended March 31, 2026. The results reflect the Company’s continued progress in expanding digital production into scaled manufacturing environments, advancing the transition toward recurring revenues through the Company’s All-Inclusive Click (“AIC”) model, and strengthening its position as a technology and platform leader for the global textile and apparel industry.

“The first quarter marked a strong start to the year and clear evidence that our strategy is translating into execution and measurable results,” said Ronen Samuel, Chief Executive Officer of Kornit Digital. “We delivered revenue at the top end of our guidance range and generated positive operating cash flow for the tenth consecutive quarter. Impressions growth remained strong, driven by higher utilization across our installed base and the ongoing shift from screen to digital production. At the same time, we continued expanding customer adoption of our AIC model and strengthening our recurring revenue foundation. We entered 2026 with a clear roadmap around innovation, workflow and platform expansion, and we are executing against it.”

Mr. Samuel continued, “Konnections 2026 was a defining moment for Kornit and for the broader industry. Strong customer response to Atlas MATRIX, including a meaningful backlog of new and upgrade orders, reinforces that on-demand digital production is rapidly expanding beyond short-run customization into scaled production and manufacturing environments. We are seeing similar momentum around Apollo and increasing interest in connected workflow and automation capabilities following the PrintFactory acquisition. Atlas MATRIX, powered by Kornit’s unique Karbon Shield technology, significantly expands digital production into polyester, sportswear and performance applications by overcoming dye migration challenges that historically limited digital production in these categories. At Texprocess in Frankfurt, we further expanded our platform with the unveiling of Presto MAX PLUS. Powered by our new DuraTech architecture, the platform opens new applications and markets that historically were impossible to address with digital production, including footwear, technical apparel, camouflage, performance wear, home décor and additional high-performance applications.”

Mr. Samuel concluded, “We are focused on converting this momentum into profitable growth, and with a solid first quarter carrying into the second, our growing pipeline, backlog and customer activity provide better visibility into the second half of the year and confidence in our trajectory for 2026 and beyond. Most importantly, we are executing consistently and building the foundation to scale.”

First Quarter 2026 Results of Operations

●	Total revenue for the first quarter of 2026 increased to $48.5 million compared with $46.5 million in the prior year period.

●	AIC revenues increased approximately 103% year over year.

●	ARR at the end of the first quarter was approximately $26.8 million compared with $14.5 million at the end of the prior year period.

●	GAAP gross profit margin for the first quarter of 2026 was 37.9% compared with 42.6% in the prior year period. On a non-GAAP basis, gross profit margin was 41.0% compared with 45.2% in the prior year period.

●	GAAP operating expenses for the first quarter of 2026 were $31.9 million, in line with $31.9 million in the prior year period. On a non-GAAP basis, operating expenses were $25.5 million compared with $27.4 million in the prior year period.

●	GAAP net loss for the first quarter of 2026 was $8.2 million, or ($0.19) per diluted share, compared with net loss of $5.1 million, or ($0.11) per diluted share, in the prior year period.

●	Non-GAAP net loss for the first quarter of 2026 was $0.4 million, or ($0.01) per diluted share, compared with non-GAAP net income of $0.6 million, or $0.01 per diluted share, in the prior year period.

●	Adjusted EBITDA loss for the first quarter of 2026 improved to $2.8 million compared with adjusted EBITDA loss of $3.9 million for the first quarter of 2025. Adjusted EBITDA margin for the first quarter of 2026 was negative 5.8% compared with negative 8.4% in the prior year period.

Second Quarter 2026 Guidance

For the second quarter of 2026, the Company currently expects revenues to be in the range of $51 million to $55 million and an adjusted EBITDA margin to be between negative 5% and breakeven.

Earnings Conference Call Information

The Company will host a conference call today, May 13, 2026, at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter confirmation code 13759148. The telephone replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on Wednesday, May 27, 2026. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The Company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries. To learn more, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including with respect to the Company’s AIC program, statements regarding the Company’s results of operations and financial condition, including the Company’s guidance for the second quarter of 2026, and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including, specifically, the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to continue to grow customer adoption of the AIC model; the development of the market for digital textile printing generally; the Company’s securities class action litigation expenses; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026. Any forward-looking statements in this press release are made as of the date hereof, and will not be updated by the Company, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph to the Company’s GAAP net income (loss), as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures for our results for the first quarter of 2026. We have not provided, however, in this press release guidance for our expected GAAP net loss margin in the second quarter of 2026, or a reconciliation of our guidance for Adjusted EBITDA margin in the second quarter of 2026 to the most directly comparable GAAP financial measure for that quarter (i.e., GAAP net loss margin), as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. We expect that the foregoing missing information related to our outlook on a GAAP basis for the second quarter of 2026 is likely to yield significant changes relative to our non-GAAP outlook in respect of the subject financial measure.

Investor Contact

Andrew G. Backman

Chief Capital Markets Officer

Andrew.Backman@kornit.com

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

(U.S. dollars in thousands)	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,664	$35,476
Short-term bank deposit	358,796	368,446
Marketable securities	49,084	53,926
Trade receivables, net	48,906	60,796
Inventory	53,992	47,211
Other accounts receivable and prepaid expenses	31,821	29,661
Total current assets	573,263	595,516

LONG-TERM ASSETS:
Marketable securities	23,614	33,332
Severance pay fund	388	385
Property,plant and equipment, net	69,045	69,492
Operating lease right-of-use assets	16,903	17,174
Intangible assets, net	10,310	9,429
Goodwill	29,164	29,164
Other long-term assets	18,475	16,018
Total long-term assets	167,899	174,994

Total assets	741,162	770,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	8,476	6,059
Employees and payroll accruals	12,785	13,214
Deferred revenues and advances from customers	1,527	1,529
Operating lease liabilities	3,997	3,886
Other payables and accrued expenses	20,856	17,305
Total current liabilities	47,641	41,993

LONG-TERM LIABILITIES:
Accrued severance pay	1,261	1,155
Operating lease liabilities	14,230	14,727
Other long-term liabilities	1,565	62
Total long-term liabilities	17,056	15,944

SHAREHOLDERS’ EQUITY	676,465	712,573

Total liabilities and shareholders’ equity	$741,162	$770,510

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)

Revenues
Products	$35,080	$33,865
Services	13,460	12,592
Total revenues	48,540	46,457

Cost of revenues
Products	16,820	15,613
Services	13,331	11,044
Total cost of revenues	30,151	26,657

Gross profit	18,389	19,800

Operating expenses:
Research and development, net	9,627	9,278
Sales and marketing	13,050	14,949
General and administrative	9,214	7,644
Total operating expenses	31,891	31,871

Operating loss	(13,502)	(12,071)

Financial income, net	5,556	7,383
Loss before taxes on income	(7,946)	(4,688)

Taxes on income	275	371
Net loss	$(8,221)	$(5,059)

Basic net loss per share	$(0.19)	$(0.11)

Weighted average number of shares
used in computing basic net loss per share	44,233,446	45,801,003

Diluted loss per share	$(0.19)	$(0.11)

Weighted average number of shares
used in computing diluted net loss per share	44,233,446	45,801,003

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)

Revenues	$48,540	$46,457

GAAP cost of revenues	$30,151	$26,657
Cost of product recorded for share-based compensation (1)	(441)	(519)
Cost of service recorded for share-based compensation (1)	(354)	(395)
Intangible assets amortization on cost of product (2)	(148)	(148)
Intangible assets amortization on cost of service (2)	(160)	(160)
Restructuring expenses (3)	(168)	-
Tariff (6)	(228)	-
Non-GAAP cost of revenues	$28,652	$25,435

GAAP gross profit	$18,389	$19,800
Gross profit adjustments	1,499	1,222
Non-GAAP gross profit	$19,888	$21,022

GAAP operating expenses	$31,891	$31,871
Share-based compensation (1)	(3,927)	(4,406)
Intangible assets amortization (2)	(74)	(74)
Restructuring expenses (3)	(143)	-
M&A-related costs (4)	(235)	-
Class action - legal fees (5)	(2,029)	-
Non-GAAP operating expenses	$25,483	$27,391

GAAP Financial income, net	$5,556	$7,383
Foreign exchange income associated with ASC 842	(133)	(43)
Non-GAAP Financial income , net	$5,423	$7,340

GAAP Taxes on income	$275	$371
Non-GAAP Taxes on income	$275	$371

GAAP Net loss	$(8,221)	$(5,059)
Share-based compensation (1)	4,722	5,320
Intangible assets amortization (2)	382	382
Restructuring expenses (3)	311	-
Foreign exchange income associated with ASC 842	(133)	(43)
M&A-related costs (4)	235	-
Class action - legal fees (5)	2,029	-
Tariff (6)	228	-
Non-GAAP net income (loss)	$(447)	$600

GAAP diluted loss per share	$(0.19)	$(0.11)

Non-GAAP diluted income (loss) per share	$(0.01)	$0.01

Weighted average number of shares

Shares used in computing GAAP diluted net income (loss) per share	44,233,446	45,801,003

Shares used in computing Non-GAAP diluted net income per share	44,233,446	46,355,596

(1) Share-based compensation
Cost of product revenues	$441	$519
Cost of service revenues	354	395
Research and development	945	1,202
Sales and marketing	1,508	1,537
General and administrative	1,474	1,667
	$4,722	$5,320
(2) Intangible assets amortization
Cost of product revenues	$148	$148
Cost of service revenues	160	160
Sales and marketing	74	74
	$382	$382
(3) Restructuring expenses
Cost of service revenues	$168	$-
Research and development	87	-
Sales and marketing	44	-
General and administrative	12	-
	$311	$-

(4) M&A-related costs
General and administrative	$235	$-

(5) Class action - legal fees
General and administrative	$2,029	$-

(6) Tariff
Cost of product revenues	$228	$-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)
Cash flows from operating activities:

Net loss	$(8,221)	$(5,059)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,172	2,846
Share-based compensation	4,722	5,320
Amortization of premium and accretion of discount on marketable securities, net	(131)	(304)
Realized loss on sale and redemption of marketable securities	(2)	(22)
Change in operating assets and liabilities:
Trade receivables, net	11,890	4,048
Other accounts receivables and prepaid expenses	(2,413)	(1,365)
Inventory	(6,750)	2,320
Operating leases right-of-use assets and liabilities, net	(115)	(160)
Other long term assets	(2,457)	(313)
Trade payables	2,820	(5,310)
Employees and payroll accruals	234	2,092
Deferred revenues and advances from customers	(2)	(546)
Other payables and accrued expenses	1,949	2,230
Accrued severance pay, net	103	(29)
Other long - term liabilities	1,503	16
Net cash provided by operating activities	6,302	5,764

Cash flows from investing activities:

Purchase of property, plant and equipment and capitalized software development costs	(4,041)	(3,771)
Proceeds from (investment in) short-term bank deposits, net	9,650	(21,000)
Proceeds from sales and redemption of marketable securities	3,250	2,800
Proceeds from maturities of marketable securities	11,170	65,320
Investment in marketable securities	-	(25,815)
Net cash provided by investing activities	20,029	17,534

Cash flows from financing activities:

Exercise of employee stock options	29	529
Payments related to shares withheld for taxes	(663)	(977)
Repurchase of ordinary shares	(30,509)	(1,824)
Net cash used in financing activities	(31,143)	(2,272)

Increase (decrease) in cash and cash equivalents	(4,812)	21,026
Cash and cash equivalents at the beginning of the period	35,476	35,003
Cash and cash equivalents at the end of the period	$30,664	$56,029

Non-cash investing and financing activities:

Purchase of property and equipment on credit	403	2,435
Inventory transferred to be used as property and equipment	46	405
Property, plant and equipment transferred to be used as inventory	77	-
Lease liabilities arising from obtaining right-of-use assets	639	522

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)

GAAP Revenues	$48,540	$46,457

GAAP loss	(8,221)	(5,059)
Taxes on income	275	371
Financial income	(5,556)	(7,383)
Share-based compensation	4,722	5,320
Intangible assets amortization	382	382
Restructuring expenses	311	-
M&A-related costs	235	-
Class action - legal fees	2,029	-
Tariff	228	-
Non-GAAP Operating loss	(5,595)	(6,369)
Depreciation	2,790	2,464
Adjusted EBITDA	$(2,805)	$(3,905)